# STATE OF DELAWARE CERTIFICATE OF INCORPORATION

**1.** The name of this Corporation is Katch Entertainment, Inc.

**2.** Its registered office in the State of Delaware is to be located at 2140 S. DuPont Hwy., in the City of Camden, County of Kent, Zip Code 19934. The registered agent in charge thereof is Paracorp Incorporated.

**3.** The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

**4.** The amount of the total stock of this Corporation is authorized to issue is 8,000,000 shares of common stock with a par value of $0.000001 per share and 6,000,000 shares of Series A Preferred Stock with a par value of $0.000001 per share. Paper certificates need not be issued for shares.

**5.** The name and mailing address of the incorporator are as follows:

Bruce E. Methven
2232 Sixth Street
Berkeley, CA 94710

**6.** As the Corporation was a limited liability company before conversion to a corporation, the former units of the company are converted to common shares of the Corporation on a 1:1 basis. Any existing convertible notes and warrants are amended from units to common shares on a 1:1 basis.

**7.** The initial directors of the corporation shall be Andrew Tight, Kyle Haley and Tim Tight.

**8.** *Drag-Along Rights.* In the event that holders of at least a majority of the outstanding shares of the common stock of the Corporation approve a Change of Control (as defined below) (an "Approved Transaction"), all shareholders of the Corporation shall at every meeting of the shareholders of the Corporation called with respect to any of the following, and at every adjournment thereof, on every action or approval by written consent of the shareholders of the Corporation with respect to any of the following, and on every other occasion, as applicable, with respect to all shares of Corporation capital stock then held or beneficially held by such shareholder: (a) consent to, vote for and raise no objections to the Approved Transaction and any matter that could reasonably be expected to facilitate the Approved Transaction (including without limitation any amendment to the Corporation's Articles of Incorporation); and (b) cooperate to consummate any such Approved Transaction in an expeditious and commercially reasonable manner and shall execute such documents (including a purchase agreement containing customary representations, warranties and indemnification provisions) and take such other actions as may be reasonably required in order to consummate such Approved Transaction. A "Change of Control" shall mean a transaction or series of related transactions (i) for a proposed sale of the Corporation (whether structured as a merger, reorganization, stock sale, asset sale or otherwise), or (ii) which

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constitutes a dissolution or winding up of the Corporation.

**9.** *Series A Preferred Stock Designation.* The rights, preferences, privileges, and restrictions relating to the Series A Preferred Stock are as follows:

a. *Liquidation Rights.* The Series A Preferred Stock shall have the following liquidation rights.

i. First Payment to Series A Preferred Stock. Upon any liquidation, dissolution, or winding up of the Corporation (but excluding any sale, merger or reorganization, regardless of whether a liquidation, dissolution or winding up of the Corporation is involved), whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any other class of stock of the Corporation, the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation an amount per share of Series A Preferred Stock equal to **the Original Issue Price for each share of Series A Preferred Stock** (as adjusted for any stock splits, dividends and the like) held by them (the "Series A Liquidation Preference"). If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation shall be insufficient to make payment in full to all holders of Series A Preferred Stock of the Series A Liquidation Preference, then such assets shall be distributed among the holders of Series A Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

ii. Second Payment to Common Stock. After the payment of the Series A Liquidation Preference, the assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock in amount per share equal to the original issue price paid to the Corporation upon original issuance of the Common Stock (as adjusted for any stock splits, dividends and the like) held by them plus any accrued but unpaid dividends (the "Common Stock Liquidation Preference"). If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation shall be insufficient to make payment in full to all holders of Common Stock of the Common Stock Liquidation Preference, after having paid in full the Series A Liquidation Preference, then such remaining assets shall be distributed among the holders of Common Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

iii. Final Payment to Both Classes. After the payment of the Series A Liquidation Preference and the Common Stock Liquidation Preference, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock and Series A Preferred Stock **on an as-if-converted to Common Stock basis**.

iv. Liquidation Defined. Notwithstanding any other provision of this Agreement, any consolidations, reorganizations, mergers or other sales, leases

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or dispositions of Corporation assets or stock shall not be considered a liquidation entitling the Series A Preferred Stock to any preference (regardless of whether the Corporation is also dissolved, merged or reorganized as part of the transaction). This includes, but is not limited to, the following types of transactions:

(1) Any consolidation or merger of the Corporation with or into any other corporation or other entity, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, own less than 50% of the surviving entity's voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions to which the Corporation is a party in which in excess of fifty percent (50%) of the Corporation's voting power is transferred (an "Acquisition"); or

(2) A sale, lease or other disposition of all or substantially all of the assets of the Corporation (an "Asset Transfer").

b. *Dividends and Distributions.* The holders of Series A Preferred Stock are entitled to any dividends and distributions declared by the Corporation, with **each share of Series A Preferred Stock receiving the same dividends and distributions as one share of the Corporation's Common Stock**. The Series A Preferred Stock is "participating" in that there are no limits on the dividends or distributions for those shares. There is, however, no requirement that the Corporation declare any dividends or make any distributions.

c. *Voting Rights.* Except as otherwise provided expressly provided here or as required by law, the Series A Preferred Stock shall have no voting rights. Notwithstanding the foregoing, for so long as any of the shares of Series A Preferred remain outstanding, the vote or written consent of the holders of **more than fifty percent (50%)** of the outstanding Series A Preferred Stock shall be necessary for effecting or validating the following actions:

(i) Any amendment, alteration, waiver or repeal of any provision of the Certificate of Incorporation of the Corporation (including any filing of a certificate of designation) or other action, including action by the Board, that alters or changes the rights, preferences or privileges of the Series A Preferred Stock; or

(ii) Any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into equity securities of the Corporation ranking on a parity with or senior to the Series A Preferred Stock in right of redemption, liquidation preference, voting or dividends.

d. *Conversion.* The holders of the Series A Preferred Stock shall have the following

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rights with respect to the conversion of the Series A Preferred Stock into shares of Common Stock (the "Conversion Rights"):

i. Conversion Ratio. The number of shares of Common Stock to which a holder of Series A Preferred Stock shall be entitled upon conversion shall be the product obtained by **multiplying the number of shares of Series A Preferred Stock being converted by one.**

ii. Automatic Conversion.

(1)    Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock immediately upon the closing of a **public offering** pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation and the listing of the Common Stock on an authorized stock exchange. The listing of the Corporation's shares on an over-the-counter bulletin board do not constitute a public offering.

(2)    Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock immediately prior to **an Acquisition or an Asset Transfer, both as defined above, or a sale involving more than 50% of the Corporation's Common Stock.**

e. *Conversion at the Corporation's Option.*. The Corporation may convert all Series A Preferred Stock to Common Stock at any time or times immediately before i) the Corporation sells more than 50% of its assets or ii) the Corporation enters into a merger, acquisition or reorganization involving the transfer or issuance of any of the Corporation's Common Stock.

f. *Adjustments.*

i. Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date that the first share of Series A Preferred Stock is issued (the "Original Issue Date") effect a subdivision of the outstanding Common Stock without a corresponding subdivision of the Series A Preferred Stock, the Series A Preferred Stock shall automatically be correspondingly subdivided. Conversely, if the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Series A Preferred Stock, the Series A Preferred Stock shall automatically be correspondingly combined. Any adjustment shall become effective at the close of business on the date the subdivision or combination becomes effective.

ii. Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date, the Common Stock issuable upon the conversion of the Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer as defined above or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this document), in any such event each share of Series A Preferred Stock shall automatically convert into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the Common Stock into which such shares of Series A Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided in this document or with respect to such other securities or property by the terms of the change.

iii. Reorganizations, Mergers or Consolidations. If at any time or from time to time after the Original Issue Date, there is a capital reorganization of the Common Stock or the merger or consolidation of the Corporation with or into another corporation or another entity or person (other than an Acquisition or Asset Transfer or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this document), as a part of such capital reorganization, provision shall be made so that the holders of the Series A Preferred Stock shall thereafter be entitled to receive upon conversion of the Series A Preferred Stock the number of shares of stock or other securities or property of the Corporation to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment with respect to such other stock or securities or property by the terms of the capital reorganization. In any such case, appropriate adjustment shall be made in the application of the provisions of this document with respect to the rights of the holders of Series A Preferred Stock after the capital reorganization to the end that the provisions of this Document (including adjustment of the Series A Preferred Stock Conversion Price then in effect and the number of shares issuable upon conversion of the Series A Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable to the provisions of this document prior to the event.

iv. Certificate of Adjustment. In each case of an adjustment or readjustment of the number of shares of Series A Preferred Stock or the number of shares of Common Stock or other securities issuable upon conversion of the Series A Preferred Stock, if the Series A Preferred Stock is then convertible pursuant to this document, the Corporation, at its expense, shall compute such adjustment or readjustment and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series A Preferred Stock at the holder's address as shown in the Corporation's books. The certificate shall set forth such adjustment or readjustment, including the type and amount, if any, of other property which at the time would be received upon conversion of the

Series A Preferred Stock.

g. *Notices of Record Date.* Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders who are entitled to receive any dividend or other distribution, or (ii) any capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, or (iii) any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series A Preferred Stock at least ten (10) days prior to the record date specified (or such shorter period approved by a majority of the outstanding Series A Preferred Stock) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such reclassification, recapitalization, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reclassification, recapitalization, dissolution, liquidation or winding up.

h. *Fractional Shares.* No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. All shares of Common Stock (including fractions) issuable upon conversion of more than one share of Series A Preferred Stock shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after this aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined by the Board) on the date of conversion.

i. *Notices.* Any notice required by the provisions of this document shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

j. *Payment of Taxes.* The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered.

k. *Reservation of Common Stock.* The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

l. *Stock Fully Paid.* All shares of Common Stock that may be issued upon conversion of the Series A Preferred Stock will, upon issuance, be fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issue thereof (other than restrictions under federal and state securities laws).

**I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 9th day of March, 2020.

BY: _____
Bruce E. Methven, Incorporator